Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We consent to the use of our report dated March 11, 2008, except as to Notes 10 and 12 which are as of January 5, 2009, with respect to the consolidated balance sheets of Hersha Hospitality Trust as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2007, and to our reports dated March 11, 2008 with respect to the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 8, 2009